Exhibit 99.66

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1                                                   Name and Address of Company

Aphria Inc. (“Aphria”)

245 Talbot St W, Suite 103

Leamington, ON N8H 1N8

ITEM 2                                                   Date of Material Change

February 5, 2018

ITEM 3                                                   News Release

A press release was issued through Canada Newswire on February 5, 2018, a copy of which is attached as Schedule “A”.

ITEM 4                                                   Summary of Material Change

On February 5, 2018, Aphria announced that it had entered into a purchase and sale agreement (the “Agreement”) to sell 26,716,025 shares representing all its shares in Liberty Health Sciences Inc. (“Liberty”) that are not subject to Canadian Securities Exchange (“CSE”) escrow requirements for a total consideration of $1.25 per Liberty share (the “Transaction”).

ITEM 5                                                   Full Description of Material Change

On February 5, 2018, Aphria entered into the Agreement to sell all of its shares in Liberty that are not subject to CSE escrow requirements. Each of Michael Serruya, Simon Serruya and Jack Serruya are purchasing 80% of all transferred shares from Aphria individually or through an affiliate. The remaining 20% is being purchased by an affiliate of Delavaco Capital owned and/or controlled by Catherine DeFrancesco.

After the Transaction, Aphria retains an ownership position of 28.1% of the issued and outstanding shares of Liberty. In addition, Vic Neufeld and John Cervini, of Aphria, remain on Liberty’s board of directors, with Mr. Neufeld remaining as the Chair of the Board. As part of the Transaction, Liberty retains the right to continued use of Aphria’s trademarks and perserves its interest in the Aphria Know-How System.

Aphria divested these 26,716,025 shares in Liberty at a price of $1.25 per share, a discount of approximately 12% to the market close on February 2, 2018, in exchange for short-term notes for $33,395,031. The short-term notes are non-interest bearing and due on February 26, 2018. As security for the notes, each of the buyers provided Aphria a guarantee.

The Transaction also includes a call / put option for the remainder of Aphria’s shares, which are currently subject to the CSE mandatory escrow requirements. As each new tranche of shares becomes freely trading, the agreement governing the call / put option (the “Option Agreement”) results in the buyers acquiring the newly freely trading shares at an 18% discount to the market price of Liberty, based on Liberty’s 10 day volume weighted trading price. As security for the Option Agreement, each of the buyers provided Aphria with a guarantee.

The Transaction includes an opt-out for Aphria’s benefit in the event that the Toronto Stock Exchange amends their regulations such that it permits U.S. based cannabis investments and in such instance the Option Agreement would be automatically terminated (the “Opt-Out”). In the event the Opt-Out is exercised, Aphria has agreed to pay the buyers, on a pro-rated basis, a $2.5 million termination fee.

An independent special committee (the “Aphria Committee”) of the board of directors of Aphria (the “Aphria Board”) received a fairness opinion from Cormark Securities Inc., independent financial advisors to Aphria, that as of February 4, 2018, and subject to the assumptions, limitations and qualifications on which such opinions are based, the Transaction is fair from a financial point of view. The Aphria Committee unanimously recommended the approval of the Transaction to the Aphria Board. Subsequently, the Transaction and the entering into of the purchase and sale agreement and other transaction agreements were unanimously approved by the eligible directors of the Aphria Board.

The Transaction remains subject to receipt of all required approvals from the Florida Department of Health (“DOH”) Office of Medical Marijuana Use and the purchasers being approved through the DOH’s Level 2 screening process.

The Transaction closed on February 5, 2018.

Copies of the Agreement and the Option Agreement will also be made available on the SEDAR profile of Aphria at www.sedar.com

ITEM 6                                                   Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

ITEM 7                                                   Omitted Information

Not applicable.

ITEM 8                                                   Executive Officer

The name and business number of an executive officer of Aphria who is knowledgeable about the material change and this report is:

Carl Merton

Chief Financial Officer

Phone: 1-844-427-4742

ITEM 9                                                   Date of Report

This report is dated the 13th day of February, 2018.

2

SCHEDULE “A”

Aphria begins to divest of its equity investment in passive US assets

After the initial divesture, Aphria maintains 28.1% interest in Liberty and 2 of 5 directors

Leamington, Ontario — February 5, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH or USOTCQB: APHQF) today announced that it entered into a purchase and sale agreement to sell 26,716,025 shares representing all its shares in Liberty Health Sciences Inc.. (“Liberty”) that are not subject to Canadian Securities Exchange (“CSE”) escrow requirements (the “Transaction”). Each of Michael Serruya, Simon Serruya and Jack Serruya are purchasing 80% of all transferred shares from Aphria individually or through an affiliate. The remaining 20% is being purchased by an affiliate of Delavaco Capital. The Transaction also includes a call / put option (“Option Agreement”) for the remainder of the Company’s shares, which are currently subject to the CSE mandatory escrow requirements. Of the total divested shares, 80% are being purchased by individual members of the Serruya family, directly or through their affiliates, and 20% are being purchased by affiliates of Delavaco Capital owned and/or controlled by Catherine DeFrancesco. Each purchaser will also sign a promissory note, together with a guarantee which guarantees such purchaser’s obligations under their promissory note and the obligations of such purchaser upon the exercise of the applicable call or put option, as the case may be, under the Option Agreement. The Transaction remains subject to receipt of all required approvals from the Florida Department of Health (“DOH”) Office of Medical Marijuana Use and the purchasers being approved through the DOH’s Level 2 screening process.

“The sale of a portion of our investment in Liberty Health Sciences provides excellent returns for our investors and we are committed to continue to work together with the Toronto Stock Exchange to ensure compliance with its staff notice regarding US cannabis investments”, said Vic Neufeld, Chief Executive Officer of Aphria. “While I continue to believe there is tremendous opportunity in the U.S. for medical cannabis, the sale of these shares serve the best interests of our shareholders and provide additional and important capital to fund Aphria’s continued growth in Canada and expand into other federally legal international markets.”

After the Transaction, Aphria retains an ownership position of 28.1% of the issued and outstanding shares of Liberty. In addition, Vic Neufeld and John Cervini, of Aphria, remain on Liberty’s board of directors, with Mr. Neufeld remaining as the Chair of the Board. As part of the Transaction, Liberty retains the right to continued use of Aphria’s trademarks and perserves its interest in the Aphria Know-How System.

“Liberty remains very well positioned to capitalize on opportunities in the U.S. medical cannabis industry and Aphria has received excellent value for its investment in this growing company,” said Neufeld. “Liberty’s success is a testament to its hard work and strong management team and we look forward to watching their continued success as they forge ahead with their growth plans in the U.S.”

An independent special committee (the “Aphria Committee”) of the board of directors of Aphria (the “Aphria Board”) received a fairness opinion from Cormark Securities Inc., independent financial advisors to Aphria, that as of February 4, 2018, and subject to the assumptions, limitations and qualifications on which such opinions are based, the Transaction is fair from a financial point of view. The Aphria Committee unanimously recommended the approval of the Transaction to the Aphria Board. Subsequently, the Transaction and the entering into of the purchase and sale agreement and other transaction agreements were unanimously approved by the eligible directors of the Aphria Board.

Transaction Details

The Company divested 26,716,025 shares in Liberty, at a price of $1.25 per share, a discount of approximately 12% to the market close on Friday, in exchange for short-term notes for $33,395,031. The short-term notes are non-interest bearing and due on February 26, 2018. As security for the notes, each of the buyers provided the Company a guarantee.

The Transaction also includes a call / put option for the remainder of the Company’s shares, which are currently subject to the CSE mandatory escrow requirements. As each new tranche of shares becomes freely trading, the Option Agreement results in the buyers acquiring the newly freely trading shares at an 18% discount to the market price of Liberty, based on Liberty’s 10 day volume weighted trading price. As security for the Option Agreement, each of the buyers provided the Company a guarantee.

The Transaction includes an opt-out for Aphria’s benefit in the event that the Toronto Stock Exchange (“TSX”) amends their regulations such that it permits U.S. based cannabis investments and in such instance the Option Agreement would be automatically terminated. In exchange for the opt-out, the Company agrees to pay the buyers, on a pro rated basis, a $2.5 million termination fee.

The cost to Aphria of the divested shares was $0.234 per share, resulting in a gain to Aphria of approximately $27 million.

The Company continues to work collaboratively with the TSX with respect to their staff notices regarding its investments in U.S. based medical cannabis related entities.

We Have a Good Thing Growing.

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About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. We are committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit www.aphria.com.

For media inquiries please contact:

Nina Godard

Edelman

nina.godard@edelman.com

416-455-6324

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, expectations related to the closing of the Transaction, the Call/Put or the guarantees from the individual buyers . Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical cannabis or adult use of cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical cannabis industry in Canada or the United States generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.